1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA,
ORANGE COUNTY, DENVER
SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BEIJING,
SHANGHAI, HONG KONG,
SINGAPORE, BRUSSELS

Writer’s Direct Contact
212.468.8179
apinedo@mofo.com

May 29, 2008

Kate Tillan

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:	BioMimetic Therapeutics, Inc. (File No. 000-51934)

Dear Ms. Tillan:

          This letter responds to the comments raised by the Staff in its comment letter to BioMimetic Therapeutics, Inc. (the “Company”) dated May 16, 2008 in connection with the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007 filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 12, 2008 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2008 filed on May 9, 2008 (the “Form 10-Q”).

          We have discussed with the Company and its accountants the comments raised by the Staff regarding disclosure contained in the Form 10-K and the Form 10-Q in light of the Company’s future filings. Below we have noted the Staff’s comment in bold face type and the response in regular type.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Financial Statements, page 1

Note 10. Fair Value Measurements, page 8

1.

With reference to the reconciliation of the beginning and ending balances for assets measured at fair value using significant unobservable inputs (Level 3) during the three months ended March 31, 2008, please tell us why the reconciliation excludes a line to reflect the total losses for the period as discussed in paragraph 32(c)(1) of SFAS 157. We note from your disclosure on page 8 that you recorded an unrealized loss of $2.4 million for these securities for the period and it appears that this loss was determined using a Level 3 valuation.

The Company will revise future Exchange Act filings to include in the tabular reconciliation of the beginning and ending balances for assets measured at fair value using significant unobservable inputs (Level 3) the total loss as discussed in paragraph 32(c)(1) of SFAS 157. As the Staff noted in its comment, financial statement notes 10 and 11 of the Form 10-Q indicate the total loss amount and where that loss amount is included in the accompanying financial statements.

2.

We note your disclosure that “[t]he Company does not anticipate liquidating the investments over the next twelve months.” Please tell us and disclose in future filings whether or not you believe you have the intent and the ability to hold the security until a forecasted recovery of fair value. Discuss how you applied the accounting literature you relied upon in assessing whether or not there was an other than temporary impairment of the securities. Include a discussion of your analysis of the expected recovery period and the factors you considered in determining whether you have the intent and ability to hold the security until its recovery.

The Company will revise future Exchange Act filings to disclose it has the intent and ability to hold the securities until forecasted recovery of their fair value. The Company does not anticipate liquidating the securities within the next twelve months and has classified its investments as non-current.

The Company believes that the failed auctions in the auction rate securities market are the result of liquidity issues, rather than underlying credit concerns. Although the Company cannot predict when future auctions related to these auction rate securities will be successful, nor can it predict if, or when, an active secondary market for these securities will develop, the Company intends to hold these securities for the next twelve months.

In determining whether there was an other-than-temporary impairment of the auction rate securities, the Company applied the accounting literature included in FSP 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP 115-1), and also considered the guidance included in SAB 59, Noncurrent Marketable Equity Securities, and SAB Topic 5M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities. Under the FSP 115-1 three-step model used to determine other-than-temporary impairments, the Company first determined that the investment was impaired using the income-approach model (discounted bond analysis model), which is described in the response to Comment 6 below.

As required by step 2 of FSP 115-1, the Company considered whether the impairment should be deemed other than temporary. The Company intends to, and has the ability to, hold these securities until a forecasted recovery of fair value. In considering the expected recovery period, the Company considered the following evidence in determining whether the Company had the intent and ability to hold the securities for a reasonable period of time sufficient for a forecasted recovery of fair value.

Analysis of the expected recovery period

The Company believes that a reasonable expected recovery period varies for these auction rate securities, from a period of six to 18 months based on the following factors:

•

FFELP, student loan-backed investments. The Company considered the credit support for the auction rate securities in its portfolio. The majority ($56 million) of the Company’s auction rate securities are 100% guaranteed under the FFELP program. The remaining auction rate security ($4 million) is guaranteed by MBIA, Inc. Although carrying a negative credit outlook by Standard & Poor’s Ratings Services and Moody’s Investor Services, MBIA continues to be AAA-rated. In addition, for this series of MBIA-guaranteed auction rate security, the security is AAA-rated, interest payments continue to be paid and collateral of 111% is present.

•

Rating agency information. The Company considered the current ratings of the auction rate securities in its portfolio. All of the Company’s auction rate securities are AAA-rated by at least one of the following rating agencies: Fitch Ratings, Standard & Poor’s Ratings Services or Moody’s Investor Services.

•

Continued interest payments. The Company considered whether the issuers of the auction rate securities were current in their interest payments. No interest payments have been missed on any of the Company’s auction rate securities.

•

Issuers’ refinancing of obligations. The Company considered whether the issuers of the auction rate securities in its portfolio had refinanced their obligations. Although to date no repayment of principal has occurred on any of the Company’s auction rate securities, the Company noted some repayments on similar bonds.

•

Congressional interest in providing liquidity for student loan backed securities. The Company assessed governmental and regulatory interest in resolving the auction rate securities crisis. In recent months, there has been congressional attention focused on student loan backed auction rate securities, indicating political support for finding a solution to the liquidity crisis in this sector.

•

Length of impairment. Because the length of time from the point of initial impairment is short (these auctions began to fail in mid-February 2008), the Company believes the evidence is sufficient to estimate the expected recovery period. The Company will continue to monitor the duration of impairment, market factors and other information in considering the forecasted recovery of fair value. As a result, in future periods, the Company’s expectation of the recovery period may change.

Liquidity needs

The Company also evaluated its need for cash to meet working capital requirements and other obligations. In doing so, the Company considered a number of factors. The Company recently generated $33 million through the sale in January 2008 of its orofacial therapeutics business. The Company’s projected cash use for the remainder of 2008 is between $15 and $22 million. With a balance of $35 million in liquid securities as of March 31, 2008, the Company believes it has sufficient liquid resources to fund its operations. Based on its anticipated needs, the Company does not anticipate having to obtain liquidity from its investments until after March 31, 2009. The Company has not sold any securities for losses prior to the forecasted recovery of fair value.

Duration and severity of impairment

The impairment period for the auction rate securities has been limited. Auction failures for these securities began to become widespread in mid-February 2008. In considering the severity of impairment, the Company notes that the extent to which fair value is below cost is only 4%. The event that has given rise to the temporary impairment of the auction rate securities is related to liquidity issues, rather than credit quality issues. The Company believes, based upon the factors outlined above, that the impairment is not severe and that there is no basis on which to conclude that the impairment is other than temporary. The Company will continue to monitor the severity of the impairment and will consider the forecasted recovery of fair value.

Based on the considerations outlined above, the Company determined that it had the intent and ability to hold the auction rate securities through the expected recovery period. As required by FSP 115-1, because the Company concluded that the investment was not other-than-temporarily impaired, the Company will continue to evaluate whether the investment is impaired (that is, should estimate the fair value of the investment) in each subsequent reporting period until either the investment experiences a recovery of fair value up to (or beyond) its cost or the Company recognizes an other-than-temporary impairment loss. Of course, given that an other than temporary loss was not recorded, step 3 of FSP 115-1 is not required.

The Company’s Form 10-Q disclosure under the Liquidity and Capital Resources section notes the significant material factors considered in making the fair value assessment and believes that its disclosure is in compliance with current requirements. We would be pleased to discuss these factors further with the Staff.

3.

Please tell us and revise future filings to disclose the key terms of the auction rate securities including maturity dates, auction reset provisions and interest rate provisions. Please also discuss whether the underlying cash flows on the securities are being received.

The Company has included disclosure regarding the nature of the securities (ratings; guarantees applicable to the securities; overcollateralization levels; etc.), which it believes would permit a reader of its public filings to evaluate the current temporary impairment and assess the underlying credit quality of the securities.

The Company continues to receive interest payments on the auction rate securities. No payments have been missed. None of the auction rate securities has suffered a ratings downgrade.

The Company has articulated its liquidity needs in note 11 to the financial statements included in the Form 10-Q and has stated its intent to hold these securities for at least twelve months. Since the Company is focused principally on research and development, expects to continue to incur losses for the foreseeable future and does not pay or intend to pay a dividend to its stockholders, the Company does not believe that providing additional cash flow related information on these securities would be helpful. We would be pleased to discuss this view with the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies and Estimates, page 22

Investments in Marketable Securities, page 25

4.	Please tell us and disclose the following in future filings:
•

The amount and reason for any material increase or decrease in Level 3 assets and liabilities resulting from your transfer of assets and liabilities from , or into, Level 1 or Level 2, including a discussion of the significant inputs that you no longer consider to be observable.

•

Whether you believe the fair values of the Level 3 securities diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views.

Refer to the sample letter sent to public companies on MD&A disclosure regarding the application of SFAS 157, available at http://sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm.

The Company provided information in footnote 10 to the financial statements included in the Form 10-Q concerning the reasons for the increase in the Level 3 assets resulting from the transfer of assets from Level 1, including a discussion of the significant inputs that are no longer observable (i.e., successful auctions for the auction rate securities in the Company’s portfolio). The Company supplementally advises the Staff that all investments were considered Level 1 at December 31, 2007 because quoted prices in active markets for identical assets were available at that time. Once auctions began to fail in mid-February 2008, quoted prices for the securities were no longer available. As a result, the Company changed its fair value measurement methodology from using quoted prices in active markets to using a discounted bond analysis model for these securities for the first quarter of 2008. Accordingly, these securities were reclassified from Level 1 to Level 3. The Company will provide additional disclosure in future filings.

The Company supplementally advises the Staff that it believes the fair values of the Level 3 investments, which reflect a 4% temporary impairment, do not diverge materially from the par value amounts currently anticipated to be realized on settlement because of the factors indicated above (i.e., FFELP backing, AAA ratings, continued interest payments and the fact that the Company does not have a need for short-term liquidity). The Company expects full recovery before liquidation or redemption.

5.

We note that “[s]ubstantially all of [y]our auction rate security investments are bonds with a credit rating of AAA and are sold by state guarantee agencies backed by student loans under the Federal Family Education Loan Program (“FFELP”). The student loans are guaranteed by the U.S. Department of Education at amounts representing a substantial portion of the loans.” Please tell us the amount of the bonds that are rated lower than AAA or are not sold by state guarantee agencies backed by student loans under FFELP. Please also tell us the amount of the student loans that are not guaranteed by the U.S. Department of Education.

The Company noted in the Critical Accounting Policies and Estimates section entitled Investments in Marketable Securities that substantially all of the auction rate securities are AAA-rated bonds sold by state guarantee agencies backed by student loans under the Federal Family Education Loan Program (“FFELP”). The student loans are guaranteed by the U.S. Department of Education at amounts representing a substantial portion of the loans. The Company’s auction rate securities portfolio includes seventeen classes of securities. Of these 17 securities, 16 securities are 100% FFELP-backed. The series that is not FFELP-backed is MBIA-insured and represents $4.1 million of the total holdings. All of the securities are AAA-rated.

In future Exchange Act filings, the Company will modify its disclosure to indicate the dollar amount of the auction rate securities portfolio that is FFELP-backed and the dollar amount of the auction rate securities portfolio that is not FFELP-backed.

6.

We note your disclosure that the valuation of auction rate securities under SFAS 157 was estimated using an income-approach model (discounted bond analysis model) and that the model reflected various assumptions that market participants would use in pricing, including among others, the collateralization underlying the investments, the creditworthiness of the counterparty, the expected future cash flows (including the next time the security is expected to have a successful auction), and the risks associated with uncertainties in the current market. Please tell us and revise future filings to discuss the significant assumptions (such as the liquidity discount) underlying your use of the income-approach model in valuing the auction rate securities.

The Company, in its MD&A discussion, included a general discussion of the assumptions that it used in determining the value of its auction rate securities and the uncertainties associated with such assumptions. The Company’s significant assumptions underlying the use of the income-approach model in valuing the auction rate securities are as follows:

•	Collateralization underlying the auction rate securities – The Company considered that all investments held collateral of at least 100% of par value.
•	Creditworthiness of the counterparty – The Company considered that all investments were AAA-rated.
•	Expected future cash flows – The Company considered the stated, maximum and limiting interest rates in computing expected cash flow.
•

Risks associated with uncertainties in the market – Based on consultations with its financial advisers, the Company considered expected market activity (i.e., refinancings, secondary market activities, etc.).

•

Liquidity discount – The Company provided for a liquidity discount of between 125 to 300 basis points over LIBOR based on information that it gathered from its financial advisers and its own assessment of the underlying collateral.

The Company believes that its disclosure in this area is appropriate given the complexities of the market, the judgmental nature of the assumptions and the rapidly changing market dynamics.

7.

With a view towards disclosure, please tell us the number and dollar value of your failed auctions. Please also tell us how and when you expect the principal on the securities to become available (e.g., successful auction, maturity, redemption, etc.).

As noted in the Company’s filings under Critical Accounting Policies and Estimates, Investments in Marketable Securities, all of the auctions relating to the auction rate securities held by the Company have failed. The Company does not believe that it would be helpful to a reader if it were to provide additional details regarding each particular failed auction. The Company has provided investors with the overall amount of the auction rate securities portfolio. As noted in the Company’s disclosure above, all of its auction rate securities are substantially the same; consequently, additional detail regarding each particular series of securities would not provide a reader with any information that would be material to an assessment of the Company’s liquidity position. The Company cannot predict how or when the principal on these securities will become available. The Company has consulted with a number of financial advisers that are regular participants in the auction rate market and such advisers also do not have any insight regarding how or when the principal on similar auction rate securities will become available. The Company believes that its disclosures are consistent with the regulations and provide as much information as is currently available regarding the expectation of available liquidity.

**********************************************

We appreciate in advance your time and attention to our responses. We look forward to having an opportunity to review and discuss our responses with you once you have had an opportunity to review them. Should you have any additional questions or concerns, please call me at 212-468-8179.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Anna T. Pinedo

cc:	Larry Bullock

Earl Douglas, Esq.

Art Foster

Kristin Lochhead

Samuel E. Lynch, D.M.D., D.M.Sc.